Filed by Locust Walk Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Locust Walk Acquisition Corp.

Commission File No. 001-39866

Date: June 24, 2021

On June 23, 2021, Chris Ehrlich of Locust Walk Acquisition Corp. (“LWAC”) and Stephen Worland of eFFECTOR Therapeutics, Inc. (“eFFECTOR”) participated in a live recorded interview with Benzinga Pro. The interview may be accessed at https://www.youtube.com/watch?v=Uq5iacsdAEU.

Benzinga Live Interview with Locust Walk Acquisition Corp. and eFFECTOR Therapeutics, Inc.

June 23, 2021

Corporate Participants:

Chris Ehrlich, Chief Executive Officer of Locust Walk Acquisition Corp.

Stephen Worland, Chief Executive Officer of eFFECTOR Therapeutics, Inc.

CHRIS KATJE: Another exclusive interview here on SPACs Attack. This is actually a SPAC deal that we were able to break exclusively on Benzinga, on Benzinga Pro, on the homepage, an article written by myself. Joining us on the show today, we have the CEO of Locust Walk Acquisition, Chris Ehrlich and Steve Worland, the CEO of eFFECTOR. eFFECTOR is the company going public via SPAC. The ticker is LWAC. Welcome to the show. Thanks for joining us on SPACs Attack today.

STEVE WORLAND: Hey, Chris. It is great to be here.

CHRIS EHRLICH: Thanks for having us.

CHRIS KATJE: Of course. Let’s dive in to questions here. First, wondering if you can give viewers some background on yourselves. We will start with Chris here. Just give viewers a brief background on yourself and your experience in the biotech industry.

CHRIS EHRLICH: Yes, happy to do it. Thanks, guys. I am Chris Ehrlich, CEO of Locust Walk Acquisition Corp. I have been in the biotech industry for about three decades, started my career in strategy consulting for biotechs, moved on to licensing and business development roles on pharma and biotech. I was a venture capital investor for 14 years and then an investment bank biotech licensing specialist at Locust Walk until about January of this year when I took over as CEO of Locust Walk Acquisition Corp and raised $175 million. So happy to be here.

CHRIS KATJE: Awesome. Steve, your background in the industry maybe prior to eFFECTOR here?

STEVE WORLAND: Sure, happy to do that. I started on the science side of things. I am a total hardcore scientist to begin with, a PhD in chemistry from Berkley and a post-doc in molecular biology at Harvard. Those are important because the science of new therapy is really about product development from the chemistry-side and new disease biology from the biology-side of things. I spent also about 30 to 33 years in the industry, have been part of some very innovative companies that develop important innovations both in terms of how we go about discovering drugs and then also in oncology, was fortunate to participate in the HIV revolution and then the hepatitis C revolution. I started eFFECTOR about eight years ago to bring some of those insights into how to think about how to outsmart disease to the cancer world, which is way more complex than most viral diseases.

CHRIS KATJE: Perfect. We will stick with you here, Steve. eFFECTOR going public via SPAC. Why a SPAC deal? Was a traditional IPO also on the table prior to getting this deal announcement?

STEVE WORLAND: Sure, I will give you just a little bit of background. Just about a year ago, maybe 14 months ago, we went to the FDA with some of our data and had a very positive discussion with them. At that point, it was clear we were going to move into later stage development. We recruited a great chief medical officer, background with Genentech and Memorial Sloan-Kettering, named Premal Patel. We decided to acquire the capital to also push the company forward, so we certainly looked at both routes. I think as we were in discussions around both potential – typically for biotech, you do a crossover and then an IPO. It is a two-step longer, can be more dilutive. As we dug more into the SPAC opportunity, it had a couple of attractions for us. One, probably a shorter timeframe, deal certainty or better deal certainty after a certain point, and then specifically with Chris and Locust Walk, what we saw was a true expert in evaluating biotech companies. Not only are we going to have the benefit of the cash that is in the trust in the pipe, Chris is going to join the board and we are going to have really a deep level of expertise. The biotech professional investors are super good, but here we have somebody who is sort of even beyond that in terms of experience in evaluating assets and in looking at deal structures and licensing and partnering deals down the road and whatnot. We really got the benefit of that expertise in addition to the capital available to us. After some exploration of both paths, we decided that the SPAC was best for us and specifically that LWAC was best.

CHRIS KATJE: Perfect. Then we turn back to you, Chris. You launch a SPAC. I am sure you looked at more than one company and you had your choice of several biotech companies here. What are the key points that really make eFFECTOR stand out that you were able to make the selection here to take eFFECTOR public?

CHRIS EHRLICH: That’s a great question. We looked at, believe it or not, 91 private companies since we raised the money. We were looking for specific companies that had a series of criteria that we thought were going to be useful in both robust and potentially non-robust public markets.

[00:05:00]

We were looking specifically for platform companies out of a leading academic institution. In the case of eFFECTOR, the technology coming out of UCSF. We thought the thesis was if you have a platform based on a piece of biology or chemistry that can yield therapeutic products – real drugs that people can evaluate – that would be a good thing. eFFECTOR had not one, but two drugs both in the clinic. The value for biotech companies is, as you can move down the risk pathway of advancing science into the clinic, again creating tangible opportunities you kind of de-risk the opportunity and create more value. In the case of eFFECTOR, the lead asset is in a very late stage clinical trial, which is very exciting because it has some near-term prospects for eventually being on the market.

We talk about biotech and pharma as kind of price to dreams versus price to earnings. So while you rarely think about a biotech becoming profitable, in this case, you can actually look at a pathway towards potential approval in some reasonable timeframe. I think this won’t be lost on you, Chris – there are a lot of private companies that want to be public that we looked at via the SPAC opportunity evaluation process, and frankly they didn’t have the management team or the infrastructure to be ready. Because we have a pretty large size SPAC, they didn’t have enough meat on the bones to say to actually digest up to $200 plus million of capital, assuming no redemptions. So out of all the companies we saw, we came down to a very small handful, and eFFECTOR certainly ticked all the criteria.

CHRIS KATJE: Chris, I have got to say, I appreciate your honesty throwing out a number of companies that you actually looked at there. That is great background information here. I want to stick with the deal a little bit and turn into the technology in eFFECTOR. We have Pfizer—part of the PIPE on this deal was Pfizer Ventures. They are also a partner with eFFECTOR. Maybe start with you, Chris, and then go to Steve. What does it mean to have Pfizer invest along on this PIPE? How does Pfizer play in to the partnerships, when we get to Steve here?

CHRIS EHRLICH: Chris, thanks for that question. At the end of the day, one other thing that is really important for biotechs, given that they are early and incredibly risky relative to whether or not the technology work, is some form of validation. In this case, if the validation that comes from world-leading institutions like UCSF and a great management team, what you often look for is the validation of some deep-pocketed pharma partner who actually has capital and does some diligence on intellectual property on the technology and writes a check. In this case, Pfizer has now done that several times. They are both a partner for eFFECTOR’s technology having evaluated it very carefully as well as an investor at least once if not a couple of times. From our perspective, not that just following the smart money of a strategic partner is always the right way to go, but it certainly gives us more confidence in the platform and in the team that somebody as robust as one of the largest pharmaceutical companies in the world did a lot of work and decided to write a check.

CHRIS KATJE: Perfect. Steve, if you just want to highlight the partnership with Pfizer here?

STEVE WORLAND: Pfizer is on our earliest asset actually, which is always nice. Usually in biotech, the pattern is you sell your latest stage program and hope you can get the next one at least that far, maybe a little farther. We were able to actually partner our earliest program, which is around a component we call EIF4E. The oncology team at Pfizer was very aware of this target. It is a very difficult target to do the chemistry on. They were already on our board because they lead the series C venture around as well. They kind of had the poll position there. Of course, we talked with a lot of companies. But, we did that partnership with them so we could advance that asset. They pay for everything going forward here. We get to participate in milestones at royalties and then the potential to exercise an option to co-promote and profit share in the U.S. I think you have one of the smartest big pharma oncology teams and one of the most impressive groups there having looked at this asset and said that’s a program that we want to partner with eFFECTOR on and actually lead the push of that into the clinic as well.

CHRIS KATJE: Perfect. Steve, we’ll stick with you. We have got a slide here from the investor presentation highlighting the drugs in trial here, that robust pipeline. Moving past Pfizer, give us a brief summary of some of these other trials that are ongoing and why investors should be excited about eFFECTOR here.

STEVE WORLAND: Thanks, Chris. The first asset I will talk about is tomivosertib or we call it TOMI for short internally. TOMI is now in a Phase 2b trial. If you know with kind of biotech and pharma, it goes Phase 1, Phase 2, Phase 3.

[00:10:00]

Phase 2b is a late-stage trial where what we are really lucky to do is take what has been a revolution in oncology checkpoint inhibitors, and extend the benefit of those checkpoint inhibitors. When you fail a checkpoint inhibitor, you have to go on chemo. If anyone has had a loved one who has had to take chemo, that is very difficult and often the duration of benefit is not that good. So, we want to add our drug TOMI to the approved checkpoint inhibitor. In this case we are using pembrolizumab or Keytruda. That is the market leader. And then add to that drug and keep patients on the trial longer. What is exciting for us now is this trial is up and we are enrolling patients and we are expecting two data readouts. There are two different groups we’re looking at. And one data readout in the first half of next year. That is relatively soon in biotech land, relative to when we expect the merger to close, so first half of next year. And then a second bite at the apple, the second half of next year, which would be in a slightly different setting, but again, adding TOMI to pembro. Those are two very important, very meaningful randomized placebo-controlled Phase 2b trials. That is kind of the gold standard in clinical trials and to the FDA. This is a randomized trial that really scientifically asks is your drug doing something in the context you’re trialing it in. We think both of those datasets will be very meaningful, again about 12 months and 18 months from today. I was going to quickly mention, the second asset is a molecule we call Zotatifin or ZOTA for short. Again, we come up with complicated names and then give them nicknames. ZOTA is just finishing up Phase 1 now. That is where you really ask, can I even get the drug into the bloodstream? Is it safe? Can I get the kind of exposures we call them, the levels of drug in the blood that I want to in order to then test whether or not it is going to work? So we are now wrapping up the dose escalation and expect to move into expansion cohorts. What is exciting here is we already know that we can get the drug levels that we think we need at a good safety and tolerability readout to date. That is very exciting. That will start reading out data in the first half of next year as well. We have several different subsets of patients. We like to talk about biomarkers, how you select your patient. Biomarker-selected patients that will trial with Zotatifin.

CHRIS KATJE: Chris, I just want to turn to you. Talking about this pipeline, you mentioned part of the reason the investment in eFFECTOR was the two drugs that are in those Phase 2b trials. As you look past that, how big of a role did that robust pipeline and maybe some of the drugs that are preclinical here play into selecting eFFECTOR?

CHRIS EHRLICH: Biotech is a pretty binary business, and so making a bet on any one product is obviously a challenge. Very significant for us as part of our criteria was having at least one, but ideally two assets both in the clinic. I would tell you that based on my experience, assets themselves like this are a platform in and of themselves.

What we are less interested in is early stage what we call kind of science projects that are preclinical and more interested in seeing how these assets play out in a variety of different kind of cancers. So if you look at the lines here on the slide, it talks about extensions and additional indications and expansion cohorts and combo studies. The neat thing about both these drugs is they can be used in combination with a variety of other drugs in a variety of different kinds of cancer. So while the lead for TOMI is in non-small cell lung cancer, there are also potential opportunities in other solid tumor types. What we are excited about is that each product is a platform ideally in and of itself. I think that played a huge role for us in that, if we can get the appropriate amount of capital, not only can we diversify the risk of any one trial not working out the way you want, but you can also create this incredible robustness of a product that might work in multiple tumor types, which obviously enhances the value of the entire program.

CHRIS KATJE: Awesome. Steve, I did see a mention in some of the investor materials that the company has also announced plans to evaluate Zotatifin in mild to moderate COVID-19. Obviously we are all familiar with COVID-19 and the devastating effects. Can you talk a little bit about how eFFECTOR could play a role in treating COVID-19 going forward?

STEVE WORLAND: Absolutely. This kind of came from the underlying science that we originally brought in from UCSF and the mechanism we chose to go after for cancer. It was quite likely that that would also be important in COVID based on the underlying biology. So first, we were part of a consortium, really an international consortium led by UCSF and other institutions that tested this molecule, reported the data out in Nature, probably the most prestigious scientific journal

[00:15:00]

showing that Zotatifin was one of the most potent molecules that they tested against COVID. What we also know is that it is active against the original SARS from 2001 and MERS and some of the isolates and whatnot. The mechanism we have should work independent of these mutations that are developing, whether it is the delta variant that people are concerned about now. So it is what is called a host-directed antiviral. We are going after host proteins, the machinery within the cell that the virus hijacks in order to replicate and reproduce itself. And so by doing that, we are less subject to the variations that the virus evolves to try to escape, whether its vaccines even or antibody treatment or other small molecule treatments. So that trial is now open as well. Obviously good for society. There is less rate of infection right now than there has been previously. But we do expect that we may get additional hotspots popping up with different variants. And so we will be testing this host-directed antiviral, ZOTA or Zotatifin, against COVID and looking to see if we can knock down the virus and therefore reduce the number of patients who get sicker and need to go the hospital.

CHRIS KATJE: Steve, I will stick with you here. Again, talking about that pipeline, one of the things that stands out aside from the Pfizer partnership is that eFFECTOR still has global rights to those drugs. What is the plan here? Is eFFECTOR prepared to manufacture, go all in on these? Or will we see some partnerships down the road for eFFECTOR to get these drugs to market and ultimately to people?

STEVE WORLAND: Yeah. I think that is ultimately the goal that you said. Get them to people and get them to markets, and then booking revenue as a company. I think we always want to have flexibility, but one, I have learned—again I have been in this business 30 years. You have to be ready and have the expertise to go all the way yourself. And the first company I ever joined, we launched our product and I thought that’s what every biotech company did. They do not always play the game that way. But we have to be prepared to go all the way, file an NDA, be prepared to do this in the appropriate scientific and regulatory path going forward, and be ready to both get that benefit out to patients and realize the investment benefit that the market rightly rewards companies who make it all that way. I think you have seen companies do this in a lot of different ways. They have done global partnerships. They have done ex-U.S. partnerships and retained U.S. rights. A model that I love is Pharmacyclics, which is the company that did a partnership that the superficial view was, “oh, did they give away something?”. Ultimately, it was a very successful company, great product that is treating a lot of disease and was incredibly successful as an investment opportunity as well. I think you want to keep your flexibility and keep your options open, but certainly we are prepared to continue from where we are today to go all the way to an NDA, and we’ll use partnerships and other opportunities as we see it fit into our strategic plan to push these products forward.

CHRIS KATJE: I will turn to Chris on that note. As you may have looked at other biotech companies where maybe they did not own the exclusive rights, the global rights to these drugs, how important was that in selecting eFFECTOR here? Now with you being on the board and maybe able to have a say in who to partner with or whether eFFECTOR goes all in, how important was that to this SPAC deal?

CHRIS EHRLICH: Critical. At the end of the day, what Steve is talking about is absolutely right. While you can’t predict, you can prepare. So the reality is most biotech products are sold by the larger organizations and in some way, shape, or form there are always relationships with partners. Sometimes it is a merger or sometimes it is just a license. Sometimes it is global, sometimes it is regional. The trick is, and I have learned this the hard way, if you have too small a product that’s kind of inexpensive to get all the way, then the large companies aren’t interested in it, so that is a problem. If you have too large a market potential for your product, then it costs too much like in diabetes or cardiovascular disease. Your pivotal trials are so expensive, then you are kind of beholden to a partner because you can’t raise enough capital often to get there. You are always trying to find the sweet spot and that is where eFFECTOR comes out – there is a tangible indication with a significant enough unmet need where there is limited competition, that we could credibly say we could take this product all the way to approval and if we have to launch it ourselves do it without a giant primary care sales force. The answer in this case is yes. What that does is, it allows you to have enough capital to be able to say, “I do not like the deal you guys are offering me. The cost of capital is lower for us in the public markets. We are going all the way.” And most of the time they say “good luck with that.”

[00:20:00]

In this case, it is very serious and there are really very, very few kinds of therapeutic areas where you can do it. One is oncology for a specific indication, the other one is rare diseases. And that is why you see a lot of these very small kind of orphan disease areas become very popular. So I think eFFECTOR has a lot of opportunities for leverage here and I think business development or deals potentially with strategic partners is going to be an incredibly important part of how we create value here. They have multiple assets and I think as Steve mentioned, for the earliest stage one of the validation, they actually own part of those rights as well. So if the company has enough capital, they can go to Pfizer and say, we are partners. We will write checks alongside of you and capture value. I have got to tell you based on my experience, big companies don’t like that. They do not want to share with a small company. And they say, why don’t I just give you money and take it out. In fact, why don’t I take the whole thing? And that is generally how these things work.

CHRIS KATJE: Perfect. I do see one question in the chat here. We talked about the timeline. There was the slide that showed some of those readouts in the next 12-18 months. I am not sure if you are able to answer this, but a question from Cole. When would they anticipate approval of their lead candidate? Any timeline or goal of actually getting some of these drugs to market?

STEVE WORLAND: I think it is difficult to predict the ultimate time for a market launch. I think what we would say is the Phase 2b trial that we’re running right now, we think that generates significant value in and of itself. The typical base case would be then you would run a Phase 3 and launch off of that. There is an outside chance that even that Phase 2b data itself could support approval. Obviously that would be a couple of years earlier than that. But just that Phase 2b data itself generates value, as Chris was mentioning. So partners will notice that. Investors will notice that. Physicians and patients will notice that. So that dataset is the value-generating event that we see over the next 12 to18 months. And we are talking multiples here. From where we will come out to if you look at how the market values those kind of datasets, it is multiples from where we are today and where we’re expected to be at the close of the merger. I would focus on that as the next significant step up in value creation and then we will see what we do from there.

CHRIS KATJE: Perfect. On that note, to leave our viewers here, I will let each of you answer what do you think the most exciting thing is that investors should really focus on with eFFECTOR? Let’s go to you, Chris and then we will wrap with Steve here. What is the most exciting thing for investors to consider in eFFECTOR?

CHRIS EHRLICH: We did a great deal of due diligence on eFFECTOR and what came out at the end of the day is that the company’s got at least one very late-stage asset, which is close to potential value inflection milestones. They had excellent intellectual property surrounding that such that if that product does get approved, you’ll be able to protect the economics for a long period of time. And they have had very positive interactions with the FDA, which is kind of a game changer for these either positively or negatively. If you think about creating an NPV around the assets and looking at the risk and the timelines, this one is in a really good spot because late-stage asset, great data. Intellectual property that would protect it and kind of really positive feedback so far, at least from the FDA should give you a path towards real value creation in the short-term.

STEVE WORLAND: Chris, what I would just add to that is I will start back with our dream was to go after cancer in a new way and really make it better for patients in terms of therapy. That sounds great, but how is that investible? As Chris mentioned, it is substantially de-risked based on all the years and hard work we have put in and the very positive interaction with the FDA and where we’re setup. We now have sort of a de-risk big dream. And so that is very exciting I think both within the company as an investment opportunity. Those data events over the next 12-18 months have the potential to be very meaningful, and the realization from both the treatment aspect and from the investment aspect of the dream that we started the company with. A lot of times you start with big dreams, they don’t always get to this stage and provide the kind of investment opportunity that eFFECTOR provides.

CHRIS KATJE: Perfect. I think that is going to wrap it for the interview today. Again team joining us on the show today we have Chris Ehrlich, the CEO of Locust Walk Acquisition and Steve Worland, the CEO of eFFECTOR. The company going public via SPAC merger and the ticker is LWAC. Thank you both gentlemen, for joining us on the show. We look forward to following the progress of this SPAC deal and those drugs, getting them to market.

STEVE WORLAND: Thank you, Chris.

CHRIS EHRLICH: Thanks, Chris. Much appreciated.

CHRIS KATJE: Thank you both.

[00:24:58]

Additional Information and Where to Find It

On May 26, 2021, eFFECTOR entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with LWAC, a special purpose acquisition company, and Locust Walk Merger Sub, Inc., a wholly owned subsidiary of LWAC.

In connection with the Merger Agreement, LWAC has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), includes a document that serves as a prospectus and proxy statement of LWAC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all LWAC stockholders. LWAC also will file other documents regarding the Merger Agreement and the transactions contemplated thereby (the “Transactions”) with the SEC. Before making any voting decision, investors and security holders of LWAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Transactions as they become available because they will contain important information about the Transactions, including the terms of the Transactions, the parties involved and the risks associated with the Transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by LWAC through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, as they become available, can be obtained free of charge from LWAC upon written request to Locust Walk Acquisition Corp., c/o eFFECTOR, 11120 Roselle Street, Suite A, San Diego, CA 92121, Attn: Secretary, or by calling (858) 925-8215.

Participants in the Solicitation

LWAC and eFFECTOR and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from LWAC’s stockholders in connection with the Transactions. A list of the names of the directors and executive officers of LWAC and information regarding their interests in the Transactions are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this communication, including statements regarding the proposed business combination of eFFECTOR and LWAC and the timing thereof, clinical development plans and the timing thereof and the potential of eFFECTOR’s product candidates to benefit patients, are forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to: potential delays in the commencement, enrollment and completion of clinical trials; disruption to eFFECTOR’s operations from the COVID-19 pandemic, including delaying or otherwise disrupting its clinical trials, manufacturing and supply chain; eFFECTOR’s dependence on third parties in connection with product manufacturing and clinical testing; the results of preclinical studies and early clinical trials are not necessarily predictive of future results; the success of eFFECTOR’s clinical trials and preclinical studies for its product candidates; unexpected adverse side effects or inadequate efficacy of eFFECTOR’s product candidates that may limit their development, regulatory approval and/or commercialization, or may result in recalls or product liability claims; risks relating to the proposed business combination, including the risk that the transaction may not be completed in a timely manner or at all; and the risks associated with eFFECTOR’s business and the business combination set forth in the Appendix to the investor presentation filed as Exhibit 99.3 to the Current Report on Form 8-K filed by LWAC on May 27, 2021. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond LWAC’s and eFFECTOR’s control, you should not rely on these forward-looking statements as predictions of future events. The foregoing list of factors is not exclusive, and you should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LWAC’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with SEC on March 29, 2021, the registration statement on Form S-4 filed with the SEC on June 14, 2021 and other documents filed by LWAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements, including the risk that the conditions under the Merger Agreement are not satisfied. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law. LWAC and eFFECTOR assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither LWAC nor eFFECTOR gives any assurance that either LWAC or eFFECTOR or the combined company will achieve its expectations.